

10030355

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67489

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/09 (MM/DD/YY) AND ENDING 05/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VRA Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Road, NE. Suite 1125
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 1900	Atlanta	Georgia	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/30/10

OATH OR AFFIRMATION

I, Douglas J. McCartney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VRA Partners, LLC, as of May 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To the Managers and Members
VRA Partners, LLC
Atlanta, Georgia

We have audited the accompanying statements of financial condition of VRA Partners, LLC as of May 31, 2010 and 2009, and the related statements of operations, members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VRA Partners, LLC as of May 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming our opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frazier & Deeter, LLC

July 26, 2010

VRA PARTNERS, LLC

Statements of Financial Condition

Assets

	May 31, 2010	May 31, 2009
Cash and cash equivalents	$ 3,392,934	$ 2,695,787
Investment in certificate of deposit	-	600,000
Accounts receivable	85,000	165,018
Prepaid expenses and other assets	59,536	55,355
Deposits	64,346	64,346
Property and equipment, net	17,190	36,642
Total Assets	$ 3,619,006	$ 3,617,148

Liabilities and Members' Equity

	2010	2009
Accounts payable	$ 9,586	$ 7,760
Accrued liabilities	16,682	6,993
Dividends payable	160,000	400,000
Deferred revenue	305,000	240,000
Deferred rent	-	18,827
Total liabilities	491,268	673,580
Commitments and contingencies		
Members' Equity:		
Series A contingently redeemable preferred units (no par value; 120 units authorized, issued, and outstanding)	2,950,421	2,913,776
Common units, no par value; 650,000 units authorized, 535,750 and 500,000 units issued and outstanding, respectively	-	-
Retained earnings	177,317	29,792
Total members' equity	3,127,738	2,943,568
Total Liabilities and Members' Equity	$ 3,619,006	$ 3,617,148

See notes to financial statements.

VRA PARTNERS, LLC

Statements of Operations

	For the Years Ended May 31,	
	2010	2009
Financial advisory fees	$ 4,166,163	$ 3,762,757
Operating expenses:		
Employee compensation and benefits	2,350,662	1,882,116
Rent	189,922	193,548
Travel	101,018	118,026
Supervisory services fee	-	32,489
Advertising	21,701	22,690
Insurance	71,419	73,008
Depreciation and amortization	22,400	54,051
Other operating expenses	414,249	440,202
Total operating expenses	3,171,371	2,816,130
Operating income (loss)	994,792	946,627
Other income (expense):		
Interest expense	-	(41)
Interest income	8,993	34,995
Total other income	8,993	34,954
Net income	$ 1,003,785	$ 981,581

See notes to financial statements.

VRA PARTNERS, LLC

Statements of Members' Equity

For the Years Ended May 31, 2010 and 2009

	Series A Preferred		Common		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
	Units	Amount	Units	Amount			
Balance, May 31, 2008	120	$ 2,877,587	500,000	$ -	$ 172,958	$ (849,198)	$ 2,201,347
Accretion of Series A preferred units	-	36,189	-	-	(36,189)	-	-
Dividends declared on Series A preferred units	-	-	-	-	(136,769)	(103,231)	(240,000)
Tax distributions to unit holders	-	-	-	-	-	640	640
Net income	-	-	-	-	-	981,581	981,581
Balance, May 31, 2009	120	2,913,776	500,000	-	-	29,792	2,943,568
Issuance of no par common units	-	-	35,750	-	35,750	-	35,750
Accretion of Series A preferred units	-	36,645	-	-	(6,107)	(30,538)	-
Dividends declared on Series A preferred units	-	-	-	-	(29,643)	(210,357)	(240,000)
Tax distributions to unit holders	-	-	-	-	-	(615,365)	(615,365)
Net income	-	-	-	-	-	1,003,785	1,003,785
Balance, May 31, 2010	120	$ 2,950,421	535,750	$ -	$ -	$ 177,317	$ 3,127,738

See notes to financial statements.

VRA PARTNERS, LLC

Statements of Cash Flows

	For the Years Ended May 31,	
	2010	2009
Cash flows from operating activities:		
Net income	$ 1,003,785	$ 981,581
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	22,400	54,051
Straight-line rent adjustment	(18,827)	(13,371)
Changes in assets and liabilities:		
Accounts receivable	80,018	(95,018)
Prepaid expenses and other assets	(4,181)	391
Accounts payable	1,826	(3,937)
Accrued bonuses	-	(473,500)
Accrued liabilities	9,689	(10,082)
Accrued supervisory fees	-	(3,750)
Deferred revenue	65,000	(186,250)
Net cash provided by operating activities	1,159,710	250,115
Cash flows from investing activities:		
Acquisition of property and equipment	(2,948)	(11,969)
Proceeds from maturities of investments in certificate of deposit	1,200,000	-
Purchase of investment in certificate of deposit	(600,000)	(600,000)
Net cash provided by (used in) investing activities	597,052	(611,969)
Cash flows from financing activities:		
Payments on capital lease obligation	-	(7,854)
Issuance of common units	35,750	-
Dividend payments	(480,000)	-
Tax distributions to unit holders	(615,365)	640
Net cash used in financing activities	(1,059,615)	(7,214)
Net increase (decrease) in cash	697,147	(369,068)
Cash and cash equivalents, beginning of year	2,695,787	3,064,855
Cash and cash equivalents, end of year	$ 3,392,934	$ 2,695,787

See notes to financial statements.

	For the Years Ended May 31,	
	2010	2009
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest on capital lease obligation	$ -	$ 41
Supplemental Disclosure of Noncash Investing and Financing Transactions:		
Accretion of Series A preferred units to their redemption value	$ 36,645	$ 36,189
Accrued dividends on Series A preferred units	$ 160,000	$ 240,000

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

Nature of business

VRA Partners, LLC, a limited liability company, (the Company or VRA Partners) was formed in the State of Georgia on June 1, 2006. The Company is an investment bank focused on providing merger and acquisition services to middle-market companies and private equity firms. VRA Partners also assists companies with raising capital for growth, acquisitions, recapitalizations, going-private and management buy-out transactions, as well as provides fairness opinions, valuations, and strategic advisory services. The Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) on May 18, 2007 and is a member of the Financial Industry Regulatory Authority (FINRA).

The following accounting policies are presented to assist the reader in understanding the financial statements of the Company:

Basis of presentation

The Company has adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 168, The FASB Accounting Standards Codification (Codification) and the Hierarchy of Generally Accepted Accounting Principles (GAAP) (SFAS No. 168). SFAS No. 168 required that the Codification become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority. The adoption of SFAS No. 168 did not have a material impact on the Company's financial statements or disclosures.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand and cash invested in short-term securities which have original maturities of less than 90 days.

Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write off experience by industry and other economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been

Note 1 - Description of business and summary of significant accounting policies - continued:

Accounts receivable - continued

exhausted and the potential for recovery is considered remote. The Company has reviewed the accounts receivable at May 31, 2010 and 2009 and determined that an allowance for doubtful accounts is not needed at that date.

Property and equipment

Property and equipment are stated at cost. Equipment under capital leases are stated at the lower of fair value or present value of minimum lease payments at the date of acquisition.

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of property and equipment range from three to seven years. Equipment held under capital lease is amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Revenue recognition and deferred revenue

The Company earns revenue through various investment banking activities primarily as an advisor in mergers and acquisitions and similar transactions. Private placement fees are earned at the time the private placement is completed and the related fee is reasonably determinable. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Certain of the Company's engagements are structured with an up-front, non-refundable retainer. As the client has an expectation of an ongoing service arrangement until the completion of the engagement, the Company has determined that the retainer should be deferred and amortized over the estimated engagement period, if estimable. If the engagement period can not be estimated, the Company defers the entire amount of the retainer until such time as the engagement is complete or the engagement period can be estimated. Any changes in the estimated service period would be accounted for as a change in estimate, and the remaining deferred revenue would be recognized over the remaining period. Should an engagement end sooner than estimated, any remaining deferred revenue is recognized as revenue at that time.

Revenue includes reimbursements of travel and out-of-pocket expenses which is recognized when the underlying costs are incurred.

Note 1 - Description of business and summary of significant accounting policies - continued:

Deferred rent

Deferred rent represents the cumulative difference between rent expense recognized on the straight-line method and actual rent paid.

Contingently redeemable Series A preferred units

During fiscal 2007, the Company issued 120 contingently redeemable Series A preferred units for $3,000,000. As more fully described in Note 5, the Series A preferred units are contingently redeemable at the option of the holders on or after the fifth anniversary of the issuance of the Series A preferred units. The carrying value of contingently redeemable Series A preferred units is increased by periodic accretion to account for issuance costs and the allocation of proceeds to the common unit warrants. These increases are effected through charges against additional paid-in capital.

Advertising expense

The Company expenses all advertising costs as incurred. Advertising costs were $21,701 and $22,690 for the years ended May 31, 2010 and 2009, respectively.

Income taxes

The Company is organized as a limited liability company and has elected to be treated as a partnership for federal income tax purposes. The income and losses of the Company are included in the members' personal income tax returns. Consequently, the Company's income or loss is presented without a provision or credit for federal and state income taxes. The Company's income or loss is allocated to members in accordance with the operating agreement.

Effective January 1, 2009, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. The Company has elected to be treated as a partnership for income tax purposes. Tax years that remain subject to examination by major tax jurisdictions date back to the year ending May 31, 2007. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the owners and not to the entity. As of May 31, 2010, there were no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Note 1 - Description of business and summary of significant accounting policies - continued:

Concentration of credit risk

The Company maintains its cash and cash equivalents in accounts that may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk on cash.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated subsequent events through July 26, 2010, which is the date these financial statements were available to be issued. All subsequent events, if any, requiring recognition as of May 31, 2010, have been incorporated into these financial statements.

Note 2 - Property and equipment:

Property and equipment consists of the following at May 31:

	2010	2009
Office equipment	$ 151,459	$ 153,389
Furniture and fixtures	20,682	20,682
	172,141	174,071
Less: Accumulated depreciation and amortization	(154,951)	(137,429)
	$ 17,190	$ 36,642

Note 3 - Deferred rent and rentals under operating leases:

The Company's office lease provides for rent deferrals and contains escalations in rental payments over the term of the lease and expires on October 31, 2010. The Company recognizes rent expense on a straight-line basis over the lease term. Deferred rent represents the cumulative difference between the rent expense recognized on the straight-line basis and actual rent paid.

A summary of deferred rent is as follows as of May 31:

	2010	2009
Rent expense recognized on a straight-line basis since the inception of the lease	$ 639,111	$ 470,289
Rent paid since the inception of the lease	639,111	$ 451,462
	$ -	$ 18,827

Rent expense under operating leases was $189,922 and $193,548 for the years ended May 31, 2010 and 2009, respectively. The future minimum lease payments of non-cancelable operating leases at May 31, 2010 is as follows:

Year ending May 31,	
2011	$ 87,165
2012	7,373
2013	1,229
	$ 95,767

In July 2010, the Company executed a noncancellable lease agreement for office space with an effective date of October 1, 2010. The lease agreement is over a 90-month period and provides for rental payments beginning in the third year of the agreement with annual rental escalations of 2.5% throughout the remaining term of the lease agreement.

Note 4 - Capital lease obligation:

The Company leased equipment under a non-cancelable capital lease which expired and was paid off in July 2008.

Note 5 - Contingently redeemable Series A preferred units and common stock warrants:

During fiscal year 2007, the Company issued 120 contingently redeemable Series A preferred units (Series A Preferred Units) at $25,000 per unit for gross proceeds of $3,000,000.

Redemption feature

Subsequent to the fifth anniversary date of the initial issuance of the Series A Preferred Units, the holders may redeem the outstanding Series A Preferred Units at an amount equal to the preferred unit holders' unrecovered capital contributions plus accrued and unpaid preferred returns through the redemption date. Prior to the fifth anniversary date of the issuance of the preferred units, the Company may redeem the Series A Preferred Units at its election at an amount equal to the preferred unit holders' unrecovered capital contributions plus accrued and unpaid preferred returns through the redemption date.

Dividends

Holders of the Series A Preferred Units are entitled to receive a preferred return of 8% per unit per annum. The preferred return is payable in cash or in kind at the discretion of the Board of Members. Such dividends accrue whether or not they have been declared and whether or not there are profits, surplus, or other funds of the Company legally available for payment of dividends. The Company did not pay dividends for the year ended May 31, 2009. For the year ended May 31, 2010, the Company paid $480,000 in dividends. As of May 31, 2010 and 2009, $160,000 and $400,000 was accrued related to the preferred return due the holders of the Units, respectively.

Warrants

The Company has issued common stock warrants ("Warrants") to the holders that purchased the Series A Preferred Units from the Company. Each warrant entitles the holder to purchase 1,250 shares of common units from the Company for $0.01 per unit. As of May 31, 2010 and 2009, there were a total of 120 warrants issued and outstanding to purchase 150,000 common units; these warrants are exercisable immediately and expire ten years after the issuance. There were no warrants exercised during the years ended May 31, 2010 and 2009.

Note 5 - Contingently redeemable Series A preferred units and common stock warrants - continued:

Summary of Certain Preferred Stock and Warrant Accounting

Gross proceeds from the issuance of the Series A Preferred Units of $3,000,000 was reduced by a total of $181,732, including $142,010 representing the value allocated to the Warrants and $39,722 representing issuance costs. The gross proceeds were allocated between the Series A Preferred Units and the Warrants based on the relative fair values of each. The Company used the Black-Scholes-Merton formula to estimate the calculated value of its Warrants with the following assumptions: (a) volatility of 33.97%, (b) expected term of ten years, (c) dividend yield of 0.0%, and (d) a risk free rate of 4.74%. The Company does not have a history of unit trades that would allow them to determine the volatility of their units nor do they have market comparable companies that could be used as a surrogate. Therefore, the volatility assumption used in the Black-Scholes-Merton formula was based on the Investment Services Small Cap Index. The Company calculated the volatility of that index using the daily closing total returns for that index for ten years immediately prior to the date of the issuance of the warrants. The expected term of the Warrants represents the period of time the Warrants are expected to be outstanding. The dividend yield is an estimate of the expected dividend yield on the Company's common units. The risk-free rate is based on U.S. Treasury yields in effect at the time of issuance of the Warrants and the related term outstanding. The Company accretes the carrying value of the Series A Preferred Units to the estimated redemption price over the estimable period in which the Series A Preferred Units will be outstanding. The accretion for the years ended May 31, 2010 and 2009 was $36,645 and $36,189, respectively, and was charged to additional paid-in capital.

Note 6 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2010 and 2009, the Company had net capital of $2,843,872 and $2,580,121, respectively, which was $2,811,121 and $2,535,216 in excess of its required net capital of $32,751 and $44,905, respectively. The Company's net capital ratio was 0.17 and 0.26 to 1 at May 31, 2010 and 2009, respectively.

Note 7 - Representative agreement:

During 2006, the Company entered into a fully-disclosed representative agreement (Agreement) with an unaffiliated registered broker-dealer (BD) and a member of the FINRA. In accordance with the terms of the Agreement, BD was to provide supervisory services related to the Company's merger and acquisition and private capital placement services until such time as the Company became a registered broker-dealer and a member of the FINRA. The Agreement provided for 5% of fees received by the Company to be remitted to the BD. The Agreement terminated on May 18, 2007 in conjunction with the Company becoming a registered broker-dealer and a member of FINRA. The Company paid BD $0 and $36,239 in supervisory fees for the years ended May 31, 2010 and 2009, respectively.

Note 8 - Benefit plan:

On January 1, 2007, the Company adopted a contributory, defined contribution 401(k) profit sharing plan for all eligible full-time employees with at least three consecutive months of service and over the age of 21. The Company may make matching contributions equal to 4% of employee's annual wages. The Company made contributions of $65,912 and $66,513 to the Plan for the years ended May 31, 2010 and 2009, respectively. There were no employer contributions due and payable as of May 31, 2010 or 2009.

Participants are immediately vested in their voluntary contributions, employer contributions, and earnings thereon.

Note 9 - Related party transactions:

Three investors holding the Company's Series A Preferred Units are partners at a law firm (the Firm). The Firm provided legal services related to the initial organization and preferred unit offerings of the Company. The Company paid $8,251 and $181 to the Firm for the years ended May 31, 2010 and 2009, respectively.

One investor holding the Company's Series A Preferred Units is a principal in a private equity firm that owns an airplane manufacturing business (Airplane Manufacturer). In May 2009, the Airplane Manufacturer engaged the Company as its private placement agent to raise additional capital. For the year ended May 31, 2010, the Company recorded fees of $98,188 related to the Airplane Manufacturer. For the year ended May 31, 2009, the Company did not record any fees related to the Airplane Manufacturer. As of May 31, 2010, the Company had recorded $30,000 in accounts receivable due from the Airplane Manufacturer relating to a fee payment invoiced in May 2010.

Note 10 - Major clients:

For the year ended May 31, 2010 and 2009, the Company had four clients who accounted for approximately 72% and 83% of revenues, respectively.

SUPPLEMENTAL INFORMATION

VRA PARTNERS, LLC

Schedule 1: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	For the Years Ended May 31,	
	2010	2009
COMPUTATION OF NET CAPITAL		
Total members' equity from statement of financial condition	$ 3,127,738	$ 2,943,568
Deduct amounts not allowable for net capital	-	-
Total members' equity qualified for net capital	3,127,738	2,943,568
Add:		
Subordinated borrowings allowable in computation of net capital	-	-
Other deductions or allowable credits	-	-
Total capital and allowable subordinated borrowings	3,127,738	2,943,568
Deductions and/or charges:		
Total non-allowable assets	(226,072)	(321,361)
Other deductions and/or charges	-	-
Net capital before haircuts on securities positions (tentative net capital)	2,901,666	2,622,207
Haircuts on securities	(57,794)	(42,086)
Net capital	$ 2,843,872	$ 2,580,121

See independent auditors' report.

VRA PARTNERS, LLC

Schedule 1: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

	For the Years Ended May 31,	
	2010	2009
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition	$ 491,268	$ 673,580
Add:		
Other unrecorded amounts	-	-
Total aggregate indebtedness	$ 491,268	$ 673,580
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 32,751	$ 44,905
Minimum dollar requirement	$ 5,000	$ 5,000
Net capital requirement	$ 32,751	$ 44,905
Excess net capital	$ 2,811,121	$ 2,535,216
Excess net capital at 1000%	$ 2,794,745	$ 2,512,763
Percentage of aggregate indebtedness to net capital	17 %	26 %

There are no material differences between the net capital amount in this schedule and the Company's original unaudited filing of Part II A of the Focus report.

See independent auditors' report.

VRA PARTNERS, LLC

Schedule 2: Exemption from SEC Rule 15c3-3

May 31, 2010

Note: Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(1).



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managers and Members
VRA Partners, LLC
Atlanta, Georgia

In planning and performing our audits of the financial statements and supplemental schedules of VRA Partners, LLC (the Company) for the years ended May 31, 2010 and 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for clients or perform custodial functions relating to client securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons;
- Recordation of differences required by Rule 17a-13; and
- Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control

structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

July 26, 2010



VRA PARTNERS, LLC

FINANCIAL STATEMENTS

MAY 31, 2010 AND 2009

VRA PARTNERS, LLC

Table of Contents

May 31, 2010 and 2009

	Page



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT ACCOUNTANTS' REPORT

To the Managers and Members of VRA Partners, LLC
Atlanta, GA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended May 31, 2010, which were agreed to by VRA Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating VRA Partners, LLC, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). VRA Partners, LLC's management is responsible for VRA Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 totaling $4,276 to a copy of check number 1866 dated December 9, 2009 from VRA Partners, LLC noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2010, noting no differences;

3. We compared the total revenue of $4,175,156 reflected in Form SIPC-7 to total amounts reflected in the VRA Partners, LLC audited financial statements dated July 23, 2010 which reported financial advisory fees of $4,166,163 and interest income of $8,993, totaling $4,175,156 for the year ended May 31, 2010. We also verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

July 26, 2010

SIPC-7 (31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (31-REV 5/10)

For the fiscal year ended May 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-067489 FINRA MAY 5/18/2007
VRA PARTNERS LLC
3414 PEACHTREE ROAD NE STE 1125
ATLANTA, GA 30326

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 10,438
   B. Less payment made with SIPC-6 filed (exclude interest) (4,276)
   12/09/2009
   Date Paid
   C. Less prior overpayment applied (-)
   D. Assessment balance due or (overpayment) 6,162
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -
   F. Total assessment balance and interest due (or overpayment carried forward) $ 6,162
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 6,162
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VRA Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Director
(Title)

Dated the 22nd day of July, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

See independent accountants' report.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning June 1, 2009 and ending May 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,175,156
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 4,175,156
2e. General Assessment @ .0025	$ 10,438

(to page 1 but not less than $150 minimum)

See independent accountants' report.